SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------


(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1997

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
                        Commission file number 001-13735

                               ------------------


                           MIDWEST BANC HOLDINGS, INC.
                           EMPLOYEES' RETIREMENT PLAN
                            (Full title of the plan)

                               ------------------


                           Midwest Banc Holdings, Inc.
                              501 West North Avenue
                          Melrose Park, Illinois 60160
 (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

No.      1-3      Not applicable

No.      4        The Midwest Banc Holdings, Inc., Employees' Retirement
                  Plan (the "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

                  Financial Statements. Audited Statements of net assets available for Plan benefits as of December 31, 1997 and 1996, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1997.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Dated as of July 7, 1998

                                         MIDWEST BANC HOLDINGS, INC. EMPLOYEES'
                                         RETIREMENT PLAN


                                         MIDWEST TRUST SERVICES, INC.


                                         By: /s/ Brad A. Luecke
                                            --------------------------------
                                             Brad A. Luecke, Trust Officer

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


                                      INDEX

                                                                            Page
                                                                            ----


REPORT OF INDEPENDENT AUDITORS .............................................   1

FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..........................   2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
    INFORMATION ............................................................   3

  NOTES TO FINANCIAL STATEMENTS ............................................   4

SUPPLEMENTAL SCHEDULES

  ITEM 27a OF FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES ..  10

  ITEM 27d OF FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS ..............  11

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
First Midwest Corporation of Delaware
   Employees' Retirement Plan
Melrose Park, Illinois


         We have audited the accompanying statements of net assets available for benefits of First Midwest Corporation of Delaware Employees' Retirement Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended
December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         Crowe, Chizek and Company LLP

Oak Brook, Illinois
May 21, 1998

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1997 and 1996



                                                          1997           1996
                                                          ----           ----

ASSETS
Investments, at fair value
  Alliance Capital Reserves .......................    $  904,211     $  695,729
  AIM Balanced Fund ...............................     1,722,667      1,348,627
  AIM Constellation Growth Fund ...................       711,544        732,838
  Fidelity Advisor Growth Opportunity Fund ........     1,787,324      1,325,466
  GAM International Fund ..........................       786,670        541,704
  Evergreen Intermediate Term Bond Fund ...........       591,635        586,958
  Putnam Investors Fund ...........................       163,003             --
  Midwest Banc Holdings, Inc. common stock ........     1,323,023        774,481
  Loans ...........................................        80,846         49,962
                                                       ----------     ----------
    Total investments .............................     8,070,923      6,055,765

Receivables
  Employer's contribution .........................        12,180             --
  Participants' contributions .....................        17,540             --
  Accrued interest ................................           379            284
                                                       ----------     ----------
    Total receivables .............................        30,099            284
                                                       ----------     ----------
    Total assets ..................................     8,101,022      6,056,049

LIABILITIES
Accrued expenses ..................................         9,750          7,868
                                                       ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS ................     $8,091,272     $6,048,181
                                                       ==========     ==========



                       See accompanying notes to financial statements.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                          Year ended December 31, 1997







                                                                                          PARTICIPANT DIRECTED
                                                              ----------------------------------------------------------------------
                                                                                                           FIDELITY
                                                                                             AIM            ADVISOR
                                                              ALLIANCE         AIM       CONSTELLATION     GROWTH          GAM
                                                              CAPITAL        BALANCED       GROWTH       OPPORTUNITY   INTERNATIONAL
                                                              RESERVES        FUND           FUND           FUND           FUND
                                                              --------       --------    -------------   -----------   -------------
ADDITIONS
  Additions to net assets attributed to
    Investment income
        Net appreciation in fair value of investments ..      $  4,340    $  261,547       $ 40,850     $  285,400       $132,122
        Interest .......................................        34,037            --             --             --             --
        Dividends ......................................            --        35,356             --         18,444         23,131
        Other income ...................................            --        49,323         50,957         93,789         11,978
                                                              --------    ----------       --------     ----------       --------
                                                                38,377       346,226         91,807        397,633        167,231
     Contributions
        Employer .......................................        22,980        73,717         47,725         73,790         41,466
        Participants ...................................        37,228       128,440         91,589        135,018         69,125
                                                              --------    ----------       --------     ----------       --------
                                                                60,208       202,157        139,314        208,808        110,591
                                                              --------    ----------       --------     ----------       --------
          Total additions ..............................        98,585       548,383        231,121        606,441        277,822

DEDUCTIONS
  Deductions from net assets attributed to Benefits paid        79,250        88,351         44,758         50,013         44,288
     to participants
        Administrative expenses ........................         3,035         5,826          2,740          5,905          2,520
                                                              --------    ----------       --------     ----------       --------
          Total deductions .............................        82,285        94,177         47,498         55,918         46,808
                                                              --------    ----------       --------     ----------       --------

NET INCREASE PRIOR TO FUND .............................        16,300       454,206        183,623        550,523        231,014
  TRANSFERS
Interfund transfers ....................................       192,182       (80,166)      (204,917)       (88,665)        13,952
                                                              --------    ----------       --------     ----------       --------

NET INCREASE (DECREASE) ................................       208,482       374,040        (21,294)       461,858        244,966
Net assets available for benefits
  Beginning of year ....................................       695,729     1,348,627        732,838      1,325,466        541,704
                                                              --------    ----------       --------     ----------       --------
  End of year ..........................................      $904,211    $1,722,667       $711,544     $1,787,324       $786,670
                                                              ========    ==========       ========     ==========       ========




                                                                                          PARTICIPANT DIRECTED
                                                              ----------------------------------------------------------------------


                                                          EVERGREEN
                                                         INTERMEDIATE   PUTNAM     MIDWEST BANC
                                                            TERM       INVESTORS   HOLDINGS, INC.
                                                          BOND FUND      FUND      COMMON STOCK     LOANS       OTHER      TOTAL
                                                          ---------      ----      ------------     -----       -----      -----

ADDITIONS
  Additions to net assets attributed to
    Investment income
        Net appreciation in fair value of investments ..   $ 13,883    $  3,161   $  457,595     $     --    $     --    $1,198,898
        Interest .......................................         --          --           --        4,792         379        39,208
        Dividends ......................................     34,332         223        4,155           --          --       115,641
        Other income ...................................         --      14,190           --           --          --       220,237
                                                           --------    --------   ----------      -------     -------    ----------
                                                             48,215      17,574      461,750        4,792         379     1,573,984

     Contributions
        Employer .......................................     20,549      18,488        9,741           --      12,180       320,636
        Participants ...................................     33,493      47,020       14,753           --      17,540       574,206
                                                           --------    --------   ----------      -------    --------    ----------
                                                             54,042      65,508       24,494           --      29,720       894,842
                                                           --------    --------   ----------      -------    --------    ----------
          Total additions ..............................    102,257      83,082      486,244        4,792      30,099     2,468,826

DEDUCTIONS
  Deductions from net assets attributed to Benefits paid     45,985         411       36,381           --         --        389,437
     to participants
        Administrative expenses ........................      2,236         309        3,977           --      9,750         36,298
                                                           --------    --------   ----------      -------    -------     ----------
          Total deductions .............................     48,221         720       40,358           --      9,750        425,735
                                                           --------    --------   ----------      -------    -------     ----------

NET INCREASE PRIOR TO FUND .............................     54,036      82,362      445,886        4,792     20,349      2,043,091
  TRANSFERS
Interfund transfers ....................................    (49,359)     80,641      102,656       26,092      7,584             --
                                                           --------    --------   ----------      -------    -------     ----------

NET INCREASE (DECREASE) ................................      4,677     163,003      548,542       30,884     27,933      2,043,091
Net assets available for benefits
  Beginning of year ....................................    586,958          --      774,481       49,962     (7,584)     6,048,181
                                                           --------    --------   ----------      -------    -------     ----------
  End of year ..........................................   $591,635    $163,003   $1,323,023      $80,846    $20,349     $8,091,272
                                                           ========    ========   ==========      =======    =======     ==========


                 See accompanying notes to financial statements.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE 1 - DESCRIPTION OF PLAN

         The following description of the First Midwest Corporation of Delaware Employees' Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. (formerly First Midwest Corporation of Delaware) and its subsidiaries (the "Corporation") who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions: Each year participants may contribute up to 15% of their annual compensation before bonuses, not to exceed Internal Revenue Service limits. The Corporation matches employee contributions at a rate of 1% more than the participants' contributions up to a 5% maximum matching contribution.

         Participants' Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Corporation's contribution,
(b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Administrative fees are also allocated and charged to each participant's account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

         Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

         Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal installments over a period not more than their assumed life expectancy (or their beneficiary's assumed life expectancy) at the time of distribution.

         Loan Provisions: Participants may borrow up to 50% of their account balance.

         Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the plan administrator. The employee may elect to direct these contributions in any percent among the eight options as long as the election percentages total 100%. Employer contributions are matched in the same percentages as the employee has elected.

         The investment options available to plan participants are as follows:

         ALLIANCE CAPITAL RESERVES - Funds are invested in short-term securities such as bankers' acceptances, certificates of deposit, repurchase agreements, and commercial paper.

         AIM BALANCED FUND - Funds are invested in a varied portfolio of equity securities consisting primarily of common stocks.


                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE 1 - DESCRIPTION OF PLAN (Continued)

         AIM CONSTELLATION GROWTH FUND - Funds are invested in common stocks with an emphasis on medium-sized and smaller emerging growth companies.

         FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - Funds are invested in growth, cyclical, and value stocks as well as securities convertible to common stock.

         GAM INTERNATIONAL FUND - Funds are invested in a varied portfolio of equity securities in foreign markets.

         EVERGREEN INTERMEDIATE TERM BOND FUND - Funds are invested in intermediate-term bonds rated investment grade or better. During 1997, the fund name was changed from Keystone Intermediate Term Bond Fund to the present name.

         PUTNAM INVESTORS FUND - Funds are invested in common stocks with an emphasis on long-term capital growth equity securities.

         MIDWEST BANC HOLDINGS, INC. COMMON STOCK - Funds are invested in common stock of Midwest Banc Holdings, Inc. (formerly First Midwest Corporation of Delaware) as shares become available. Funds which cannot be used presently to purchase stock are held in the Alliance Capital Reserves account.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

         Investments: The Plan's investments are funds managed by Linsco/Private Ledger Financial Services ("LPL"). LPL has the exclusive authority and discretion to manage and control the assets of each of the funds. Investment transactions are accounted for on the trade-date basis. The realized gains or losses on securities transactions are computed based on the market value as of the previous December 31. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments with a public market are generally stated at quoted market prices. Investments with no public market are stated at fair values determined by the trustee. Investments in commingled and group trust funds are valued at their respective net asset values, which approximate market. Cash equivalents are valued at cost, which approximates market.

         Admissions and Withdrawals: Admissions and withdrawals are recorded at the dollar value determined on the valuation date following the receipt of the buy or sell order. Funds are valued quarterly.

         Payment of Benefits:  Benefits are recorded when paid.



                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE 3 - PLAN TERMINATION

         Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INVESTMENTS

         Midwest Trust Services, Inc., the trustee of the Plan, holds investment assets and executes transactions therein. The following table presents the fair values of investments at December 31, 1997 and 1996.

                                                          1997                   1996
                                                ----------------------  ----------------------
                                                NUMBER OF                 NUMBER OF
                                                SHARES OR                 SHARES OR
                                                PRINCIPAL    FAIR         PRINCIPAL     FAIR
                                                 AMOUNT      VALUE         AMOUNT       VALUE
                                                 ------      -----         ------       -----
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
 QUOTED MARKET PRICE
    Alliance Capital Reserves ............      904,211   $  904,211      695,729   $  695,729

    Mutual Funds
       AIM Balanced Fund .................       66,822    1,722,667       61,616    1,348,627
       AIM Constellation Growth Fund .....       26,971      711,544       29,010      732,838
       Fidelity Advisor Growth Opportunity
         Fund ............................       42,103    1,787,324       37,452    1,325,466
       GAM International Fund ............       27,729      786,670       23,276      541,704
       Evergreen Intermediate Term Bond
         Fund ............................       64,801      591,635       65,305      586,958
       Putnam Investors Fund .............       14,672      163,003           --           --

 Midwest Banc Holdings, Inc. common stock
    (party-in-interest investment) .......      101,698    1,323,023       95,352      774,481
                                                          ----------                ----------
                                                           7,990,077                 6,005,803
INVESTMENTS AT ESTIMATED FAIR VALUE
 Loans to participants ...................       80,846       80,846       49,962       49,962
                                                          ----------                ----------
                                                          $8,070,923                $6,055,765
                                                          ==========                ==========


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

         Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan were paid by the Corporation.




                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS (Continued)

         Plan transactions with parties-in-interest during the year ended December 31, 1997 were as follows:


                     IDENTITY           RELATIONSHIP        DESCRIPTION                  AMOUNT
                     --------           ------------        -----------                  ------
         Midwest Trust Services, Inc.   Plan Trustee        Administrative Fees         $22,050
         The Weiss Group, Inc.          Plan Recordkeeper   Quarterly Allocation Fees    14,248
         Midwest Banc Holdings, Inc.    Employer            Purchases of Common Stock    92,088
         Midwest Banc Holdings, Inc.    Employer            Sales of Common Stock        47,961


         The Plan held the following party-in-interest investments (at fair value) at December 31, 1997 and 1996:


                                                                           1997             1996
                                                                           ----             ----
                  Midwest Banc Holdings, Inc. common stock............. $1,323,023        $774,481
                                                                        ==========        ========


NOTE 6 - TERMINATED PARTICIPANTS

         Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan or retired. Amounts allocated to these participants were $961,621 and $890,058 at December 31, 1997 and 1996, respectively.


NOTE 7 - TAX STATUS

         The Internal Revenue Service has determined and informed the Corporation, by letter dated June 24, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 8 - PLAN ADMINISTRATION CHANGES

         Effective January 1, 1996, several changes in the administration of the Plan were implemented. The plan trustee was changed to Midwest Trust Services, Inc. (a wholly-owned subsidiary of Midwest Banc Holdings, Inc.) The investment advisory and transaction services were transferred to Linsco/Private Ledger Financial Services.

         Effective January 1, 1997, the recordkeeping for the Plan was transferred to The Weiss Group, Inc. ("Weiss"). Weiss is responsible for allocating all transactions to participant balances quarterly as well as reporting fund balances to all participants.



                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE 9 - STOCK SPLIT

         Effective December 17, 1997, the Corporation effected a two-for-one stock split in the form of a 100% stock dividend. All share amounts included in the financial statements have been restated to reflect the stock split.


NOTE 10 - SUBSEQUENT EVENT

         Effective February 10, 1998, the Corporation's Board of Directors changed the name of the Plan to Midwest Banc Holdings, Inc. Employees' Retirement Plan.



                                   (Continued)

                             SUPPLEMENTAL SCHEDULES

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
     ITEM 27A OF FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1997


Name of Plan Sponsor:  Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001


              (A)                                (B)/(C)                                      (D)            (E)
       PARTY-IN-INTEREST                   IDENTITY OF ISSUE/                NUMBER OF                     CURRENT
          INVESTMENT                    DESCRIPTION OF INVESTMENT             SHARES         COST           VALUE
          ----------                    -------------------------             ------         ----           -----

                                 Mutual Funds
                                  AIM Balanced Fund                           66,822      $1,312,514     $1,722,667
                                  AIM Constellation Growth Fund               26,971         634,924        711,544
                                  Fidelity Advisor Growth
                                     Opportunity Fund                         42,103       1,326,629      1,787,324
                                  GAM International Fund                      27,729         565,264        786,670
                                  Evergreen Intermediate Term
                                     Bond Fund                                64,801         531,855        591,635
                                  Putnam Investors Fund                       14,672         159,842        163,003
                                 Alliance Capital Reserves                   904,211         904,211        904,211
                *                Midwest Banc Holdings, Inc.
                                  common stock                               101,698         946,290      1,323,023
                                 Participant Loans Rates 7.15% -
                                  9.50%                                           --              --         80,846
                                                                                                         ----------
                                  Total investments                                                      $8,070,923
                                                                                                         ==========
--------------

*  Party-in-interest investment.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
           ITEM 27D OF FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year ended December 31, 1997



Name of Plan Sponsor:  Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001


                                                                                               (H)
                                                                                             CURRENT
                                                                                             VALUE OF
          (A)                    (B)               (C)          (D)             (G)          ASSET ON         (I)
      IDENTITY OF           DESCRIPTION OF      PURCHASE      SELLING          ASSET        TRANSACTION       NET
         PARTY            ASSET/TRANSACTION       PRICE        PRICE            COST           DATE          GAIN
         -----            -----------------       -----        -----            ----           ----          ----

AIM Balanced Fund   Purchased units            $ 309,594     $       --     $  309,594    $  309,594      $    --
AIM Balanced Fund   Sold units                        --        269,844        241,339       269,844       28,505
AIM Constellation
 Growth Fund        Purchased units              245,763             --        245,763       245,763           --
AIM Constellation
 Growth Fund        Sold units                        --        353,651        329,783       353,651       23,868
Fidelity Advisor
 Growth Opportu-
 nity Fund          Purchased units              353,837             --        353,837       353,837           --
Fidelity Advisor
 Growth Opportu-
 nity Fund          Sold units                        --        277,154        241,114       277,154       36,040
Alliance Capital
 Reserves           Purchased units            1,816,897             --      1,816,897     1,816,897           --
Alliance Capital
 Reserves           Sold units                        --      1,627,579      1,627,579     1,627,579           --
